Hogan Lovells US LLP
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www.hoganlovells.com

April 29, 2011

BY EDGAR AND OVERNIGHT MAIL

Mr. Michael McTiernan

Ms. Folake K. Ayoola

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RLJ Lodging Trust
Amendment No. 2 to Registration Statement on Form S-11
Filed April 13, 2011
File No. 333-172011

Dear Mr. McTiernan:

This letter is submitted on behalf of RLJ Lodging Trust (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 22, 2011 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-11 (File No. 333-172011) filed with the Commission on April 13, 2011 (“Amendment No. 2”). The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes in response to the Staff’s comments.  We have enclosed with this letter a marked copy of Amendment No. 3, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 3. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 3.

Table of Contents, page i

1.                                       We note your response to comment 6.  To the extent the Colliers projections are not expertised, please revise the disclosure to more clearly attribute the projections disclosed to the registrant.  Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02.

Response to Comment No. 1

In response to the Staff’s comment, and based on telephone conferences with the Staff on April 25 and April 26, 2011, the Company has revised the disclosure on page ii to more clearly indicate that the Company has sole responsibility for the projections obtained from Colliers PKF Hospitality Research.

Competitive Strengths, page 85

2.                                       We note your response to comment 2.  The third bullet point introduces the subject of the sponsor’s track record and describes the 53% IRR to Fund I partners.  The track record disclosure should present a balanced discussion of the sponsor’s overall track record.  To the extent you retain the reference to Fund I’s IRR, please provide balancing disclosure regarding the returns to date of Fund II and Fund III, similar to the performance information provided to partners of Fund II and III on a quarterly basis.  If that is not practicable, please advise us why and please briefly describe in this section the material adverse business developments suffered by Fund II.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 86 to remove reference to Fund I’s IRR and past performance.

Management, page 111

3.                                       We note your analysis regarding Item 401(f) of Regulation S-K.  With respect to Mr. Davis, it is not clear why the Item 401(f) disclosure is not required.  The relevant bankruptcy occurred within the time period adopted by the Commission in December 2009, and you have not provided information that indicates the bankruptcy fits the materiality exception in the requirement Please provide the required disclosure, or provide a more detailed analysis as to why the disclosure is not required.

Response to Comment No. 3

In response to the Staff’s comment, the Company has inserted language in Nathaniel Davis’ biographical information on page 116 to disclose, in accordance with Item 401(f) of

Regulation S-K, that Mr. Davis’ was an executive officer, from 2000 to 2003, of XO Communications, a corporation that filed for Chapter 11 bankruptcy in June 2002.

The Company respectfully believes that the proposed modifications to Amendment No. 3 are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 637-5868.

Sincerely,

/s/ David W. Bonser
David W. Bonser

cc:	Thomas J. Baltimore, Jr.
Leslie D. Hale
RLJ Lodging Trust
Edward F. Petrosky
Bartholomew A. Sheehan, III
Sidley Austin LLP
J. Warren Gorrell, Jr.
James E. Showen
Hogan Lovells US LLP